FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of March, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                 Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                       No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



March 23, 2005
                                              BY: /s/ Noboru Hara
                                                  Noboru Hara
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group

Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102



   Notice Regarding Revision of Projection for Dividends for Fiscal Year 2005
                              (109th Fiscal Year)

TOKYO, JAPAN, March 23, 2005 --TDK Corporation (the "Company") hereby announces that at the meeting of the Board of Directors held today, the Company resolved that the projections for dividends per share of common stock for the fiscal year 2005 ending March 31, 2005, is revised as follows:

This resolution will be on an agenda to be resolved at the Ordinary General Meeting of Stockholders, which is scheduled to be held in late June 2005.


1.   Reasons for Revision:

Returning earnings to shareholders is one of the Company's highest management priorities, and the Company's fundamental policy is to devote its efforts to a stable increase in dividends.

With respect to the dividends per share of common stock for the fiscal year 2005, the Company's initial projection was Y30 per share at the time when the financial results for the first half of the fiscal year 2005 was announced on December 28, 2004. However, the Company will revise such projections and increase the dividends from Y30 to Y40 per share of common stock.

As a result, the Company's projection for total annual dividends will be Y70 per share, including the interim dividends previously paid in December 2004.

2.   Details of Revision:

Dividends Per Share for Fiscal Year 2005 (April 1, 2004 to March 31, 2005):


               The first half of FY2005 The fiscal year-end Annual
                               (interim dividend)

Initial projections  30 yen                    30 yen               60 yen
(made public on
December 28, 2004)

Revised projections  30 yen                    40 yen               70 yen

(Reference)

Dividends per share  25 yen                    30 yen               55 yen
for the previous
fiscal year(FY 2004)


Note:The interim dividends of Y30 per share of common stock have already been paid.

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